September 25, 2009


VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, Mail Stop 3720
Washington, DC 20549-0303
Attn:  Ms. Mellissa Campbell Duru

         Re:  Sunshine PCS Corporation
              Schedule 13E-3/A, Amendment No.2
              File No. 005-84854
              Schedule 14A, Amendment No. 2
              File No. 333-50948
              Filed August 14, 2009

Dear Ms. Duru:

     On behalf of Sunshine PCS Corporation (the "Company" or "Sunshine"), I submit the attached letter I received from LICT Corporation ("LICT") on September 24, 2009. LICT's letter addresses facts and circumstances demonstrating LICT, LICT's Board of Directors and/or Mr. Gabelli are not affiliates engaged in a Rule 13e-3 transaction.

     If you have any questions, please feel free to contact me at (701) 924-1000, or our outside securities counsel, David C. Grorud of Fredrikson & Byron at (612) 492-7032 or Leigh-Erin Irons of Fredrikson & Byron at (612) 492-7259.

Sincerely,

/s/ David S. Ahl

David S. Ahl, Chief Executive Officer

Sunshine PCS Corporation

                          [LICT CORPORATION LETTERHEAD]



Ms. Mellissa Campbell Duru                                    September 24, 2009
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities & Exchange Commission
100 F Street
Washington, D.C. 20549-0303


Re:  Sunshine PCS Corporation, File Nos. 005-84854,333-50948
     -------------------------------------------------------

Dear Ms. Duru:

     Further to our correspondence of September 14, 2009 regarding the resignation of Robert E. Dolan from the Board and management of Sunshine PCS Corporation ("Sunshine"), this is to advise you that as a Sunshine stockholder, Mr. Mario J. Gabelli will not vote in favor of the proposals involving the reverse split.

     We are advising you of this in order to demonstrate conclusively that Mr. Gabelli does not control Sunshine with regard to this proposed transaction and cannot be considered to be in any sense an "affiliate" of Sunshine for purposes of Schedule 13E-3. We understand that Sunshine will shortly file a response letter to the Staff's comment letter of August 21, 2009, in which Sunshine will make a comprehensive presentation of all the facts and considerations which demonstrate that LICT, LICT's Board of Directors and Mr. Gabelli cannot be considered affiliates of Sunshine. However, we thought it would be appropriate, and hope it is useful, to bring Mr. Gabelli's intention not to vote in favor of the reverse split to the Staff's attention independently and as promptly as possible.

     Thank you for your attention. Please let me know if you have any questions or comments on the foregoing, and whether we can do anything further to assist your review of this matter.



                                    Very truly yours,

                                    /s/ Thomas Hearity